UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315, Israel Tel No: +(972) 8-939-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.
SatixFy Communications Ltd. (“SatixFy”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) on September 30, 2022, when its registration statement on Form F-4 became effective in connection with the listing of its ordinary shares on the NYSE American LLC.

B.
SatixFy has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding U.S. Securities and Exchange Commission (the “SEC”) rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) during this period.

Item 2. Recent United States Market Activity

SatixFy’s securities were last offered in the United States in a registered offering under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form F-3 (File No. 333-279869) filed with the SEC on May 31, 2024, and declared effective by the SEC on June 10, 2024.

Item 3. Foreign Listing and Primary Trading Market

A.	Not Applicable.

B.	Not Applicable.

C.	Not Applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of March 17, 2025, SatixFy had 10 record shareholders that were United States residents. SatixFy relied on information provided by its transfer agent, Continental Stock Transfer & Trust Company, to determine the number of United States holders.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), SatixFy published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on July 2, 2025.

B.
The notice was disseminated in the United States via a Report of Foreign Private Issuer on Form -K filed with the SEC on July 2, 2025. In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available on its website (www.satixfy.com).

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing SatixFy’s intent to terminate its duty to file reports under Section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, SatixFy Communications Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, SatixFy Communications Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

SatixFy Communications Ltd.

	By:	/s/ Oren Harari
Dated: July 8, 2025		Name:	Oren Harari
		Title:	Interim Chief Financial Officer